SO 4/4/03

VF 4-3-03

03015967

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Unibanco Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Bethlem 212-207-9418
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 1 2003 WASH, D.C. 165

PROCESSED APR 10 2003 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

UNIBANCO
Unibanco Securities Inc. Member: NASD, SIPC
65 East 55th Street, 29th Floor, New York, NY 10022
Tel.: (212) 207-9422 / 9407 Fax: (212) 754-4872 / 832-3111

AFFIRMATION

I, William Bethlem, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Unibanco Securities, Inc. (the "Company") for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 3/3/03
Date

President
Title

Subscribed and Sworn to before me
on this 3 day of March, 2003

Notary Public

TEREZINHA JAKUPOVIC
Notary Public, State of New York
Registration #01JA6031746
Qualified In Queens County
My Commission Expires Oct. 12, 2005

NASD

March 3, 2003

Mr. William Bethlem, President
Unibanco Securities, Inc.
65 East 55th Street, 29th Floor
New York, New York 10022

Re: Request for Annual Audit Extension

Dear Mr. Bethlem:

In reply to your letter dated February 27, 2003, your request for a 30-day extension to file your annual audit for fiscal year end December 31, 2002 has been granted based on the reasons given and the information supplied.

As such, your annual audit should be filed on or before March 31, 2003. Should you have any questions you can reach your examiner, Robyn Bifone, at (212) 858-4232.

Very truly yours,

Sheryl Martinez
Staff Supervisor

SM:ec

cc: Ms. Ramona Lopez
Securities and Exchange Commission
Fax (646) 428-1983

Sherry Lawrence
Member Regulation Programs
Fax (240) 386-5163

New York District Office
One Liberty Plaza
New York, NY
10006

tel 212 858 4000
www.nasd.com

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholder of
Unibanco Securities Inc.:

We have audited the accompanying statement of financial condition of Unibanco Securities Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Unibanco Securities Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2003
(March 7, 2003 as to Note 11)

UNIBANCO SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 1,010,285
Receivable from clearing broker	106,916
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $203,528	202,476
Receivable from affiliates, net	120,327
Other receivables	2,786
TOTAL ASSETS	$ 1,442,790

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 132,489
Payable to affiliate	5,855
	138,344
LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	1,000,000
STOCKHOLDER'S EQUITY:	
Common stock - $0.01 par value - 1,500 shares authorized, issued an outstanding	15
Additional paid-in-capital	2,499,985
Accumulated deficit	(2,195,554)
TOTAL STOCKHOLDER'S EQUITY	304,446
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,442,790

See notes to statement of financial condition.

UNIBANCO SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unibanco Securities Inc. (the "Company"), a Delaware Corporation, is a wholly-owned subsidiary of UBB Holding Company, Inc., a Delaware Corporation (wholly-owned subsidiary of Unipart Participações Internacionais Ltd) ("Unipart"), whose ultimate parent is Unibanco - União de Bancos Brasileiros S.A. (the "Parent Company"), a banking corporation incorporated under the laws of Brazil.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company acts as a broker for institutional customers located in the US, Canada, Brazil and the UK primarily in Brazilian and other foreign securities.

Basis of Presentation - The Company's records are maintained on the accrual basis of accounting and conform to generally accepted accounting principles in the United States of America.

Securities Transactions - Transactions in securities are recorded on the trade date basis.

Cash - The Company's cash consists primarily of a bank account at a US financial institution.

Fixed Assets - Computer hardware and software are carried at cost and depreciated on a straight-line basis using an estimated useful life of two years.

Office equipment is carried at cost and depreciated on a straight-line basis using an estimated useful life of five years.

Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Clearing Arrangements - Pursuant to an agreement between the Company and its correspondent clearing broker, all securities transactions, except those executed on the Brazil exchange, effected by the Company were introduced and cleared on a fully disclosed basis through a U.S. correspondent clearing broker. Securities transactions executed on the Brazil exchange are executed by Unibanco Corretora de Valores Mobiliarios S.A., an affiliate.

Uses of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

2. NEW ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The Company does not believe that FIN No. 45 will have an impact on the statement of financial condition.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*, which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's"). In general, a VIE is an entity whose equity investors either do not provide sufficient resources to enable the VIE to finance its activities without additional financial support from other parties, or lack decision making authority, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity. FIN No. 46 requires that a VIE be consolidated by the party, referred to as the primary beneficiary, who is subject to a majority of the expected losses of the VIE or entitled to receive a majority of the expected residual returns of the VIE or both. FIN No. 46 is effective for any VIE's created after January 31, 2003 and applies in the first fiscal year after June 15, 2003 to VIE's in which an enterprise holds a variable interest that is acquired prior to February 1, 2003. The Company intends to adopt the provisions of FIN No. 46 as required in 2003 and does not believe that FIN No. 46 will have an impact on the statement of financial condition.

3. RELATED PARTY TRANSACTIONS

During 2000, the Company entered into an agreement to provide business advisory services, primarily research on the U.S. capital market environment, the U.S. demand for Brazilian equity and fixed income securities and other economic factors and trends in the U.S., to Unibanco Corretora de Valores Mobiliarios S.A., an affiliate.

The company executes and clears all securities transactions on the Brazil exchange through an affiliate. Receivables from affiliates of $120,327, net of a provision in the amount of $173,265, represents commissions receivable from affiliates on securities transactions.

4. INCOME TAXES

For federal purposes, the Company is included as part of a consolidated tax return filed by UBB Holding Company Inc. Deferred taxes are calculated on temporary differences related to assets and liabilities of each member. The Company files its own state and local tax returns.

As of December 31, 2002 there were approximately $1,776,108 in federal, $1,766,630 in New York State and $1,763,767 in New York City net operating loss ("NOL") carryforwards for tax purposes.

The Company follows Statement of Financial Accounting Standards No.109. "Accounting for Income Taxes," which requires that net deferred tax assets be recognized immediately unless it is more likely than not that the tax benefits will not actually be realized some time in the future.

As of December 31, 2002, the Company had gross deferred tax assets of approximately $891,373, primarily due to federal, state and local NOLs and a provision against receivables for financial statement purposes not currently deductible for tax. The NOL carryforwards will expire through 2022. A valuation allowance for the entire deferred asset was established at December 31, 2002. During the current year, the valuation allowance increased by approximately $447,873 due to the taxable loss generated for federal, state and local purposes and the provision against receivables. The valuation allowance was established due to the opinion of management that it is more likely than not the tax benefits of the deferred asset will not be utilized in future years.

5. COMMITMENTS AND CONTINGENCIES

The company rents office space under operating leases terminating in 2008. The following is a schedule for future minimum lease payments under noncancelable lease agreements:

Year ending	
2003	$ 308,415
2004	323,640
2005	323,604
2006	323,604
2007 and thereafter	566,370
	$ 1,845,633

6. EMPLOYEE BENEFIT PLAN

All full-time employees of the Company, after being employed for a period of one year, are eligible to participate in the Company's 401(k) Plan (the "Plan") which qualifies under Section 401(k) of the Internal Revenue Code. Under the terms of the Plan, participants could elect to defer up to $11,000 for the calendar year 2002. The Company provides a matching contribution of 100% of the first 5% contributed by each participant.

7. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On November 30, 2002, the Company entered into a cash subordination agreement in the amount of $1,000,000 with an affiliate that expires on January 6, 2006. The cash subordination agreement bears interest at a fixed rate of 3% per year.

Pursuant to SEC Regulations and approval from the NASD, the subordinated borrowing is treated as available capital in computing net capital under the SEC's Uniform Net Capital Rule.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $970,532, which was $870,532 in excess of the amount required of $100,000. The ratio of aggregate indebtedness to net capital was .14 to 1.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, *Disclosure About Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are short-term in nature.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

11. SUBSEQUENT EVENT

On March 7, 2003 Unipart issued a letter confirming that it is their policy to follow closely the activities and financial affairs of their subsidiaries and that they would continue to follow this policy with respect to the Company until it performs all of its obligations. Unipart is convinced that the Company will be able to perform its obligations on a timely basis, and their intention is to monitor the affairs of the Company so it can meet its obligations.

* * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 25, 2003

Unibanco Securities Inc.
65 East 55th Street
New York, NY 10022

In planning and performing our audit of the financial statements of Unibanco Securities Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 25, 2003; March 7, 2003 as to Note 11), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted during the period from November 30 through December 30, 2002 the Company was in a capital deficiency situation as a result of not having an approved subordinated loan, although such loan had been deposited in the Company's account as of November 30. Such matter was rectified as of December 31, 2002. We also noted the following:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing conditions were considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2002, and these items do not affect our report thereon dated February 25, 2003 (March 7, 2003 as to Note 11).

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the stockholder, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP